Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: November 16, 2021

The following interview appeared in Business Travel News Europe on November 15, 2021:

Ground transportation management platform Gett has joined a growing list of travel and events companies making major announcements around going public on stock markets, the most recent of which also includes Cvent. Like that company, mobility specialist Gett has decided to make the move by merging with a special purpose acquisition company (SPAC) rather than going down the initial public offering (IPO) route. The deal will provide Gett with up to $253 million in proceeds from the trust account of Rosecliff Acquisition Corp (the SPAC involved) and up to $30 million in private investment commitment from Rosecliff’s sponsors, with the company planning to list publicly on Nasdaq. CEO Dave Waiser recently spoke to Molly Dyson about why his company made the decision to strike a deal with a SPAC and what it means for the future.

BTN Europe: What is the reasoning behind merging with Rosecliff rather than attempting an IPO?

Dave Waiser: We thought going public would be a very good move for a company focused on the B2B space. The corporate ground transportation management market is thought to be worth in excess of $100 billion globally, and our offering is showing a lot of traction, with more than a quarter of Fortune 500 companies being our clients, so we think the time is right. Spend management in ground transportation for corporates is a greenfield. But we’re tiny relative to the scale of the opportunity and we believe going public will allow us to harness that opportunity.

Since the opportunity is ripe now and we need to move as quickly as possible, we decided to partner with Rosecliff. They also have a lot of expertise in corporate America, which is exactly what we need as we aim to grow in the US.

BTN Europe: What do you plan to do with the funding included in the merger?

Waiser: It’s a combination of things. This is great capital to execute all of our plans – continue expanding, continue to grab market share and provide more value to more clients, continue aggregating supply. All of that is covered by the fundraising we’re doing with Rosecliff.

BTN Europe: So you’re looking for new customers as well as new supply partners?

Waiser: Yes. Our business model is such that you have a win-win situation for all involved. We are a marketplace and there’s two sides to that. One is our partners or vendors and the other is our clients, who are businesses and enterprises. Our partners receive a high volume of high quality, high value demand from corporates and we don’t charge them for that. Then our corporates enjoy a variety of vendors, which enables them to have wider coverage of rides with faster pick-ups and better choices – so for example they can prioritise green vehicles when making a booking. These days it can be very difficult to find a car with one single provider, so for us to have content from multiple providers aggregated into one management platform helps our clients get a better service.

The innovation and next generation of transport happens now. The last 10 years was all about building these different options and now you have our new tech that sits on top of it all. We’re not an operator. We’re partnering with them but we’re not one of them. We’re doing something totally different. When you sit on top of it all you can deliver totally different value – it’s not about whether one vendor is better than another, it’s about allowing our corporate customers to manage all of their ground transportation. Partners who are innovative and are the quickest to respond benefit the most.

BTN Europe: If you don’t charge suppliers to get in front of corporates, what is your revenue model?

Waiser: We charge corporates for the service, which as I mentioned offers them broader coverage, faster pick-ups and often savings. The savings don’t necessarily come from the providers, but from the fact that they can manage their travel policy across all of the supply available to them. It’s not always about finding the cheapest ride option. Sometimes the simple act of being able to apply your travel policy is enough to make savings. Most of the fraud you see in business travel happens in unmanaged spend. This is where our value lies. Just by applying the travel policy to ground transportation, we’ve seen clients save on average 25 per cent of their entire spend, but in some cases this is as much as half their spend.

BTN Europe: Can you explain a little more about how your platform in particular helps with spend management?

Waiser: Well we really had to start from the ground up by aggregating as much content as we could. Once you have that base, you can start adding digital tools on top of it for the corporates. The most obvious place to start was travel policy. We have this entire supplier base and now you can aggregate one invoice – something that was incredibly difficult for companies – and now you can allocate costs to different projects. And of course with that comes reporting across the entire supplier base. It means travel managers can give an answer when they’re asked how much their company spends on ground transportation. I’m surprised at the number of corporates that can’t come up with a figure when they’re asked that question. It puts into perspective how bad the current situation is.

BTN Europe: What is your vision for the future of the company?

Waiser: It might sound radical, but what we really want is to become a standard for corporate ground travel just as Zoom has become the standard for corporate communication. Based on our product offering and our client base, I believe we have a great opportunity to do that. We want to keep delivering value for our clients so they can focus on what they do best. For our partners, we want to continue driving that $100 billion in spend in their direction. And of course we want to keep adding supply partners in new markets, which we can do fairly quickly and without much effort. We’re launching in the US and in the first half of 2022 we plan to launch in more countries in western Europe. The more countries we cover, the more value we can provide our clients because it means they have full control of their spend in those countries. We won’t stop until we have full coverage across the globe. We like to think we’re building the first global grid of ground transportation and connecting corporates with local supply no matter where they go. Cross-border bookings are not the biggest area of the business, but it’s something we automatically offer to all of our clients.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed business combination involving GT Gettaxi Limited (“Gett”) and Rosecliff Acquisition Corp. I (“Rosecliff”). All statements, other than historical facts, including statements regarding the anticipated timing of commencement of trading of the new parent company of the combined group, Gettaxi ListCo (“Pubco”), on the Nasdaq Capital Market (“Nasdaq”); the anticipated benefits of the proposed business combination, including future financial and operating results; the tax consequences of the proposed business combination, and Pubco’s plans, objectives, expectations and intentions; the anticipated timing and structure of the proposed business combination; the ability of the parties to complete the proposed business combination considering the various closing conditions; the services offered by Gett and the markets in which it operates; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “predict,” “potential,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negatives of these terms or similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected or implied results. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rosecliff and its management, and Gett and its management, as the case may be, are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed business combination, including, but not limited to, the receipt of the requisite approvals of Rosecliff’s stockholders and Gett’s shareholders, respectively, the satisfaction of the minimum cash condition following redemptions by Rosecliff’s public shareholders, and the receipt of any applicable governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the proposed business combination on Gett’s business relationships, financial performance, and business generally, (vi) risks that the proposed business combination disrupts current plans of Gett and potential difficulties in Gett employee retention as a result of the proposed business combination, (vii) the outcome of any legal proceedings that may be instituted against Rosecliff or Gett related to the business combination agreement or the proposed business combination, (viii) the ability to maintain the listing of Rosecliff’s securities, or obtain listing of Pubco’s securities, on Nasdaq, (ix) volatility in the price of Pubco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Pubco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Pubco’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, (xi) the impact of the global COVID-19 pandemic, (xii) the enforceability of Gett’s intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiii) the ability of Gett to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the ground transportation industry, (xiv) unexpected costs, charges, or expenses resulting from the proposed business combination, (xv) evolving legal, regulatory and tax regimes, (xvi) the possibility that Gett or Pubco may be adversely affected by other economic, business and/or competitive factors, (xvii) actions by third parties, including government agencies, and (xviii) other risks and uncertainties described in Rosecliff’s registration statement on Form S-1 (File No. 333-252478), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Rosecliff or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of Rosecliff, Gett and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. None of Rosecliff, Gett or Pubco gives any assurance that they will achieve their respective expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed in connection with Rosecliff’s solicitation of proxies for the vote by Rosecliff’s stockholders with respect to the proposed business combination as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Rosecliff stockholders and Gett shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Rosecliff will mail a definitive proxy statement, when available, to its stockholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Rosecliff’s stockholders in connection with the proposed business combination. Rosecliff and Pubco will also file other documents regarding the proposed business combination with the SEC. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, investors and security holders of Rosecliff and Gett are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Rosecliff and/or Pubco may file with the SEC in connection with the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the parties may be obtained free of charge from Rosecliff’s website at www.rosecliffspac.com or by written request to Rosecliff at Rosecliff Acquisition Corp I, 767 5th Avenue, 34th Floor, New York, New York 10153.

Participants in Solicitation

Rosecliff, Pubco, Gett and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Rosecliff’s stockholders in connection with the proposed business combination. Information about Rosecliff’s directors and executive officers and their ownership of Rosecliff’s securities is set forth in Rosecliff’s filings with the SEC. To the extent that holdings of Rosecliff’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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